Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a Series of Contract Wins of Energy Management System to Reduce Energy Consumption and Waste Emission

Beijing, China – June 28, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a series of contracts recently to provide its Energy Management System (“EMS”) to a few domestic chemical enterprises including COFCO Biochemical (Zhaodong) Energy Co., Limited, Henan Jinkai Group Yanhua Chemical Co., Limited ,Junma Chemical Co., Limited, Jiheng Group and Henan Tianguan Biological Engineering Company Limited.

Energy Management System (“EMS”) is an energy management software system used to monitor, record, analyze, and optimize the energy consumption in the process industries. Functions of EMS include energy prediction and planning, measurement, information collection and analysis, diagnosing, dispatching, energy balancing, energy optimization and etc. It can quantify the energy consumption at different stages precisely and give the managers a guidance of how to improve the energy efficiency, and set up a scientific procedure to optimize energy usage and raise productivity. It is estimated that the EMS can reduce the whole plant’s energy cost by 1-3% for the same manufacturing equipments.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are very excited about the series of contracts wins from the energy management field, which shows it is an emerging and inspiring business in the industrial automation market in China in view of the government’s more stringent regulations and incentive policies regarding energy conservation and emissions reduction. As Hollysys has a complete suite of automation and control products and systems, we are confident that the trend of environment protection and emission reduction will provide Hollysys more opportunities. With our leading technology, rich industry experience and well recognized solutions, Hollysys will continue to penetrate and capture our fair share in industrial automation market, and create value for our shareholders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
June 28, 2013

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com